Salient Products Corporation
1852 31st Street
San Diego, CA 92102
USA

September 15, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Barbara Jacobs and Jan Woo

Re:	Salient Products Corporation (the “Company”)
Registration Statement on Form S-1 Filed September 14, 2011 File No. 333-173508

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 (Eastern Standard Time) on September 16, 2011 or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

Salient Products Corporation

By:	/s/ Shehzad Peermahomed
Shehzad Peermahomed
Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director Principal Executive Officer and (Principal Accounting Officer)